September 8, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
Registration Statement on Form S-1
File No. 333-158703

Dear Mr. Crispino:

SteelCloud, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement  (the “Registration Statement”) so that such Registration Statement will become effective as of 9:00 a.m., Thursday, September 10, 2009, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,
Auto Search Cars, Inc.

By: /s/ Brian H. Hajost
Name: Brian H. Hajost
Title: Chief Executive Officer